Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN INVESTMENT IN THE US REAL ESTATE
 MARKET VIA MACQUARIE DDR TRUST

Tel Aviv, April 22, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that its joint subsidiary, EPN GP, LLC (“EPN”) (a real estate investment venture jointly formed by Elbit Plaza USA, L.P. (a subsidiary of Elbit and Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR)) and Eastgate Property LLC ("Eastgate"), has entered into a series of agreements for investment in Macquarie DDR Trust  ("MDT" or the "Trust"), an Australian publicly traded trust (ASX:MDT; (ARSN 106 570 352)), which holds and manages two US REIT portfolios (Macquarie DDR US Trust Inc.("REIT I") and Macquarie DDR US Trust II Inc. ("REIT II")) with 41 operating retail properties in REIT I and 37 operating retail properties in REIT II. Altogether approximately 13.3 million square feet of leaseable area, mainly of community shopping centers throughout the United States (the "Investment Agreements").

Under the Investment Agreements, (i) MDT completed a Australian$9.5 million (approximately USD 8.8 million) private placement (“Placement”) to EPN representing 15% pre-placement; (ii) MDT shall initiate a proposed recapitalisation of MDT by way of a pro rata entitlement offer (“Entitlement Offer”) to raise approximately A$200 million (approximately USD 185.5 million) (“Proposed Recapitalisation”). The Entitlement Offer is conditional on MDT entering into definitive underwriting agreements with professional underwriters and receiving acceptable standstill agreements from the Trust’s lenders and derivative counterparties. EPN will participate in and be a sub-underwriter to the Entitlement Offer; (iii) EPN has acquired from Macquarie Group Limited 2.6% principal unitholding in the Trust; and (iv) following the completion of the Entitlement Offer, EPN shall acquire from Macquarie Group its 50% interest in the entity which is the owner of the Responsible Entity of the Trust (“US Manager”).

It is intended that the proceeds of the Placement and Proposed Recapitalisation will be used for the repayment of the amounts outstanding under MDT's unsecured debt and derivative liabilities and other senior debt, and provide enhanced balance sheet stability to MDT.

Following the Placement and acquisition of Macquarie’s interest in MDT, EPN’s holding in the Trust will be approximately 15.3%. This holding may increase as a result of the Proposed Recapitalisation.

Half of EPN's investment under the Investment Agreements shall be financed by Eastgate and half by Elbit and Plaza. Elbit and Plaza shall finance their portion in the investments in equal shares.

Private Placement

Under the Placement, MDT has issued to EPN 141.48 million new units at a price of A$0.067 per unit and A$9.5 million (approximately USD 8.8 million) in the aggregate, reflecting a premium of 4.7% to the last closing price of A$0.064 on March 25, 2010. The Placement represents 15% of the Trust’s units pre issue. The units issued in the Placement will rank equally with existing MDT units.

Proposed Recapitalisation

In addition to the Placement, the Trust proposes to conduct a pro rata entitlement offer to raise approximately A$200 million (approximately USD 185.5 million). EPN will participate in and be a sub-underwriter to the entitlement offer. Other substantial unitholders in the Trust will be offered the opportunity to participate in the sub-underwriting of the offer. EPN’s final ownership level in the Trust will depend on the participation level of MDT’s other unitholders in the offer and the extent of other unitholders participation in the sub-underwriting  of the offer.

The Entitlement Offer is conditional on the Trust entering into definitive underwriting agreements with professional underwriters and receiving acceptable standstill agreements from the Trust’s head lenders and derivative counterparties.

Full details relating to the Entitlement Offer will be set out in a product disclosure statement for the Entitlement Offer to be issued by MDT to its unitholders.

Management Arrangements

To facilitate the Proposed Recapitalisation, Macquarie Group has agreed to sell to EPN its 2.6% principal unitholding in the Trust and, following thecompletion of the Entitlement Offer, its 50% interest in the entity which owns the Responsible Entity of MDT, Macquarie DDR Management LLC. (“US Manager”). In its capacity as such, the Responsible Entity is responsible for the day-to-day management of MDT, including its investments and investments strategy management, financing, etc. Developers Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), will remain as a 50% co-owner of the US Manager and continue to act as property manager for the Trust’s assets. Upon completion of EPN’s acquisition of the US Manager, the composition of the board of the Responsible Entity will change such that EPN will appoint at least half the board members and Macquarie Group will have no representatives.

Motti Zisser, Executive President, commented: “In the past 15 years Elbit Imaging has successfully predicted events on the international markets. We therefore developed and initiated profitable projects in Central and Eastern Europe as well as in the Indian subcontinent. Over a year ago, we identified a similar opportunity in North America as a result of the serious global crisis. We seized the opportunity. After over a year of hard work, we are proud to present our first US enterprise. It is a large-scale and significant transaction, and constitutes an important foundation, which, we believe, will launch lucrative business activity on the US market in the coming years. The complexity of the transaction, the amount of assets and their diversity and revenue are of the highest scale and we indeed hope that our future endeavors will be at least as impressive.”

Dudi Machluf, Chief Executive Officer (Co-CEO), commented: “We are proud to announce our first transaction in the US, which will constitute a productive and yielding arm in our entrepreneurial group.  For over a year we examined and studied commercial shopping centers in the US and met with major players in the field.  We then delineated our transaction structure, including primarily assets and asset portfolios which show significant growth and profit potential.  After examining various assets and companies we located MDT.  We discovered a diverse an asset portfolio comprised of quality property and a asset mix which allows enhancement and revenue.  These findings were pivotal in our decision to carry out the transaction.

The transaction is indeed a complicated one. We completed its first stage, which included a 15% private placement, consent to join the company's board of directors so that at least one half of it will include representatives on our behalf, and the purchase of the management firm responsible for the day to day management of MDT.  This transaction,  was enabled by MDT's debt structure and was achieved thanks to the approval of all sides involved including Macquarie Group and the banks concerned  and DDR.  The fulfillment of the portfolio's diverse potential requires patience.  Fortunately, endurance is a part of our company's nature. We expect that MDT will serve a platform for further US transactions.”

About MDT

Macquarie DDR Trust owns interests in a portfolio of 78 community shopping centers across 23 states in the US. The Trust’s investment strategy is to provide investment access to the expanding community shopping centre market and attracting a diverse range of national discount retailers offering value and convenience shopping.

The Trust’s tenant focused, active asset management approach aims to deliver relatively high occupancy levels and a long-term and stable income stream for investors. The Trust is currently managed by Macquarie DDR Management Limited – a joint venture between Macquarie Group Limited and Developers Diversified Realty (DDR).

About EPN

EPN GP, LLC ("EPN") is a real estate investment venture jointly formed by Elbit Plaza USA, L.P., a subsidiary of Elbit and Plaza and Eastgate Property LLC, an established U.S. based international fund manager with assets under management of over US$3 billion, of which approximately $800 million are dedicated to real estate. EPN was formed as part of a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, with the objective to raise additional investments from outside investors and which will focus on investments in the U.S. retail and commercial real estate sectors (the “Fund”). The Fund in general and EPN in particular, intends to take advantage of real estate opportunities in the United States, primarily in the retail sector, through direct acquisitions and joint ventures with leading real estate operators and owners of relevant assets or portfolios.

Elbit Plaza USA is a joint venture between Elbit Imaging Ltd. and Plaza Centers N.V. Elbit Imaging Ltd. (“Elbit”) is a global diversified conglomerate dual listed on the Tel Aviv Stock Exchange and NASDAQ Global Select Market (EMITF), which is active in several principal fields including shopping and entertainment centers.  Plaza Centers N.V. (“Plaza”) is a leading emerging markets developer of shopping and entertainment centres, which maintains dual listing on the Main Board of the London Stock exchange (PLAZ) and on the Warsaw stock exchange (PLZ).

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in the preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the sucsess of MDT’s Entitlement Offer, the successful refinancing of MDT’s debt,  the limited operating history of Elbit Plaza USA, the ability to raise additional funds from investors, the ability to find suitable investment opportunities, the ability to negotiate favorable investment terms, the availability of financing on favorable terms, risks associated with development projects, such as delays in construction and receipt of approvals and permits for zoning and construction, dependence on key personnel, reliance on partners and other third parties, competition,  environment risks, general economic conditions and the conditions of the U.S. real estate market in particular, as well as the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054